                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*





                               Versant Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   925284-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


         Joanna Chin                                  Barry J. Kramer, Esq.
   Vertex Management, Inc.                          Jeffery L. Donovan, Esq.
Three Lagoon Drive, Suite 220                          Fenwick & West LLP
   Redwood City, CA 94065                             Two Palo Alto Square
       (650) 591-9300                                  Palo Alto, CA 94306
                                                         (650) 494-0600
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                October 16, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

---------------------------------------
CUSIP NO.         925284-10-1
---------------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSONS
   1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

         VERTEX TECHNOLOGY FUND PTE. LTD.
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A)  [ ]
   2                                                                    (B)  [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS     WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION   SINGAPORE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
   NUMBER                1,880,000(1)
     OF
   SHARES              ---------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
   OWNED                 NOT APPLICABLE
     BY                ---------------------------------------------------------
    EACH            9    SOLE DISPOSITIVE POWER
 REPORTING               1,880,000(1)
   PERSON              ---------------------------------------------------------
    WITH           10   SHARED DISPOSITIVE POWER
                        NOT APPLICABLE
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,880,000(1)
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.6%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

(1) Includes 1,880,000 shares of the Issuer's Common Stock issuable upon conversion of a convertible secured subordinated promissory note dated October 16, 1998.

ITEM 1.        SECURITY AND ISSUER

               This statement relates to a convertible secured subordinated promissory note dated October 16, 1998 (the "NOTE") and the Common Stock ("COMMON STOCK") underlying the Note of Versant Corporation, a California corporation (the "ISSUER"). The 1,880,000 shares of the Issuer's Common Stock which are the subject of this Schedule 13D are issuable to Vertex upon conversion of the Note and will be referred to as the "SHARES" throughout this statement. The principal executive offices of the Issuer are located at 6539 Dumbarton Circle, Fremont, California 94555.

ITEM 2.        IDENTITY AND BACKGROUND

               This statement is filed on behalf of Vertex Technology Fund Pte. Ltd., a Singapore corporation ("VERTEX"). Vertex is in the business of investment management. The address of Vertex 's principal business and its principal office is 77 Science Park Drive, #02-15, Cintech III, Singapore Science Park, Singapore 118256.

               The following is a list of the directors and executive officers of Vertex:

                               BOARD OF DIRECTORS

                                PRESENT PRINCIPAL

NAME AND BUSINESS ADDRESS                 OCCUPATION                    CITIZENSHIP
Mr. Lim Ming Seong                      Group Director, Singapore       Singaporean
Three Lagoon Drive,                     Technologies Pte Ltd
Suite 220, Redwood City,
CA  94065, USA

Mr. Tay Siew Choon                      Managing Director and Deputy    Singaporean
391A Orchard Rd.                        CEO, Sembcorp Industries
#18-00 Ngee Ann City                    Limited
Singapore  238873

Mr. Lee Kheng Nam                       President, Vertex Group         Singaporean
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore 118256

Mr. Jackson Tang Yew Kay                Consultant                      Singaporean
Ngee Ann Polytechnic
(Department of Business Studies)
535 Clementi Road
Singapore  599489

                               EXECUTIVE OFFICERS

                                        PRESENT PRINCIPAL
NAME AND BUSINESS ADDRESS                   OCCUPATION                  CITIZENSHIP
Lee Kheng Nam                           President, Vertex Technology    Singapore
77 Science Park Drive                   Fund Pte Ltd
#02-15 Cintech III
Singapore Science Park
Singapore 118256

Pang Seow Lan                           Senior Manager (Finance)        Singapore
77 Science Park Drive                   Vertex Technology Fund Pte Ltd
#02-15 Cintech III
Singapore Science Park
Singapore 118256

Isoo Tan                                Company Secretary               Singaporean
77 Science Park Drive                   Vertex Technology Fund Pte Ltd.
#02-15 Cintech III
Singapore Science Park
Singapore 118256


               During the last five years, neither Vertex nor, to the best of Vertex 's knowledge, any person named in this Item 2 has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               The Shares of the Issuer to be issued to Vertex will be issued upon conversion of the Note. The source of funds for the purchase of the Note and therefore of the Shares, if and when issued, was Vertex's working capital. None of the funds consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

ITEM 4.        PURPOSE OF TRANSACTION

               Vertex acquired the Note, which is convertible into the Shares, for investment purposes.

        (a) Vertex does not have any plans or proposals which would relate to or would result in the acquisition or disposition of additional securities of the Issuer.

        (b) Vertex does not presently have any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

        (c) Vertex does not presently have any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

        (d) Vertex has made no changes to the Board of Directors or management of the Issuer and has no present plans or proposals to make any changes in the present Board of Directors or management of the Issuer, including any changes in the number or term of directors or the filling of any existing vacancies on the Board of Directors. Vertex has no current plans to cause a designee of Vertex to be appointed to the Issuer's Board of Directors.

        (e) Vertex does not presently have any plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

        (f) Vertex does not presently have any plans or proposals which relate to or would result in any other material change in the Issuer's business or corporate structure.

        (g) Vertex does not presently have any plans or proposals which relate to or would result in changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

        (h) Vertex does not presently have any plans or proposals which relate to or would result in a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

        (i) Vertex does not presently have any plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

        (j) Vertex does not presently have any plans or proposals which relate to or would result in an action similar to any of those enumerated above.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

        (a) The 1,880,000 shares of Common Stock of the Issuer issuable upon conversion of the Note, represent a beneficial ownership of approximately 16.6% of the Issuer's outstanding shares of Common Stock, based upon a report from the Issuer's transfer agent dated September 30, 1998.

        (b) Vertex has sole power to vote and to direct the vote of, and sole power to dispose or to direct the disposition of all 1,880,000 shares issuable upon conversion of the Note.

        (c) Except as set forth herein, Vertex has not effected any transaction in the Issuer's Common Stock during the past 60 days, and, to the best of its knowledge, no person named in Item 2 has effected any transactions in the Issuer's Common Stock during the past 60 days.

        (d) No other person is known to Vertex to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock beneficially owned by Vertex on the date of this statement.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

NOTE PURCHASE AGREEMENT

               The Note Purchase Agreement dated as of October 16, 1998, by and among the Issuer and Vertex, contains certain "standstill" and "right of first offer" obligations of Vertex with respect to the Shares.

               Standstill Obligation. Vertex has agreed that, as long as the
Note is outstanding, it will not acquire more than 100,000 shares of the Issuer's Common Stock (other than the shares issuable upon conversion of the Note) in any two week period without prior written consent of the Issuer.

               Right of First Offer. Vertex has agreed that in the event that Vertex and its "affiliates" or "associates" (as those terms are defined in Rule 405 promulgated under the Securities Act of 1993, as amended (the "SECURITIES ACT")) (collectively, the "VERTEX GROUP") seek to sell, transfer the voting rights in, or otherwise transfer for value 5% or more of the then outstanding shares of the Issuer's Common Stock (including the shares issuable upon conversion of the Note) to any person or group of persons in one or more related transactions (a "SIGNIFICANT TRANSACTION"), the Vertex Group will provide, in writing, a notice reflecting its desire to enter into such Significant Transaction and setting forth the terms and conditions of the proposed Significant Transaction (such notice, a "ROFO NOTICE"). Each ROFO Notice shall constitute an offer by the Vertex Group to sell the securities covered by such ROFO Notice (the "ROFO SECURITIES") to the Issuer on the terms and conditions set forth in the ROFO Notice as to any part of the ROFO Securities. The Right of First Offer (i) will not apply to any transfer in connection with a transaction approved by the Issuer's Board of Directors, (ii) will not apply to any shares transferred pursuant to the Right of First Offer, and (iii) will terminate on October 16, 2001.

REGISTRATION RIGHTS AGREEMENT

               Vertex and the Issuer entered into a Registration Rights Agreement dated as of October 16, 1998 (the "REGISTRATION RIGHTS AGREEMENT") which provides, among other things, certain registration rights with respect to the Shares.

               Within 90 days after October 16, 1998, the Issuer is required to file and have declared effective a registration statement on Form S-3 (the "S-3 REGISTRATION STATEMENT") covering the shares issuable upon conversion of the Note (the "REGISTRABLE SECURITIES").

               If the Issuer proposes to register any of its securities under the Securities Act, it must give prior notice to Vertex and permit Vertex, subject to certain limitations, to include in such registration all or part of the Registrable Securities (a "PIGGYBACK REGISTRATION"). The underwriters (if any) may reduce the number of Registrable Securities to be included in a Piggyback Registration, provided that each of Vertex and certain other holders of the Registrable Securities shall be subject to such reduction only on a pro rata basis.

               The Issuer is required to bear all Registration Expenses (as defined in the Registration Rights Agreement) in connection with Registration Rights Agreement.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

               The following documents are filed as exhibits hereto:

                 Exhibit A:       Note Purchase Agreement dated as of October
                                  16, 1998, by and among the Issuer and Vertex.

                 Exhibit B:       Convertible Secured Subordinated Promissory
                                  Note of the Issuer dated October 16, 1998,
                                  registered in the name of Vertex.

                 Exhibit C:       Registration Rights Agreement dated as of
                                  October 16, 1998, by and among the Issuer and
                                  Vertex.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 23, 1998


VERTEX TECHNOLOGY FUND PTE. LTD.


By:  /s/Lee Kheng Nam
     ---------------------------

Name: Lee Kheng Nam
      --------------------------

Title: President
      --------------------------

                                  EXHIBIT INDEX




      Exhibit                          Document Description
      -------                          --------------------
      Exhibit A:        Note Purchase Agreement dated as of October 16, 1998,
                        by and among the Issuer and Vertex.

      Exhibit B:        Convertible Secured Subordinated Promissory Note of
                        the Issuer dated October 16, 1998, registered in the
                        name of Vertex.

      Exhibit C:        Registration Rights Agreement dated as of October 16,
                        1998, by and among the Issuer and Vertex.

                                   EXHIBIT A

                             NOTE PURCHASE AGREEMENT


        This NOTE PURCHASE AGREEMENT (this "AGREEMENT") is made and entered into as of October 16, 1998 by and among Versant Corporation, a California corporation (the "COMPANY"), and the party listed on the Schedule of Investors attached to this Agreement as Exhibit A (the "INVESTOR").


                                 R E C I T A L S

        A. The Company is currently in need of funds for working capital purposes.

        B. The Investor is willing to lend money to the Company in exchange for the issuance to it of certain convertible secured subordinated promissory notes, as provided in this Agreement.

        NOW THEREFORE, the parties hereby agree as follows:

        1. PURCHASE AND SALE OF NOTES. The Investor agrees to purchase from the Company a Convertible Secured Subordinated Promissory Note in the form attached to this Agreement as Exhibit B (the "NOTE") in the principal face amount set forth opposite such Investor's name on Exhibit A to this Agreement and the Company agrees to sell to the Investor the Note on the terms set forth herein.

        2. CLOSING. The purchase and sale of the Note will take place at the offices of Fenwick & West LLP, Two Palo Alto Square, Suite 800, Palo Alto, California, at 11:00 a.m. Pacific Time, on October 16, 1998 or at such other time and place as the Company and the Investor mutually agree upon, either orally or in writing (which time and place are referred to in this Agreement as the "CLOSING"). At the Closing, the Company will deliver to the Investor the Note for the principal amount that such Investor has agreed to purchase hereunder as shown on Exhibit A against delivery to the Company by such Investor of the full purchase price of such Note, paid by a check payable to the Company's order or wire transfer of funds to the Company.

        3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to the Investor that, except as set forth in the Schedule of Exceptions (the "SCHEDULE OF EXCEPTIONS") attached to this Agreement as Exhibit C (which Schedule of Exceptions shall be deemed to be representations and warranties to the Investor by the Company under this Section 3), the statements in the following paragraphs of this Section 3 are all true and complete:

               3.1 Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has all requisite corporate power and authority to own its properties and assets and to carry on its business as now conducted and as presently proposed to be conducted. The

Company is qualified to do business as a foreign corporation in each jurisdiction where failure to be so qualified would have a material adverse effect on its financial condition, business, prospects or operations.

               3.2 Due Authorization. All corporate action on the part of the Company, its officers, directors and shareholders necessary for the authorization, execution and delivery of, and the performance of all obligations of the Company under, this Agreement, the Note, the Security Agreement (as defined in Section 5.8 below) and the Registration Rights Agreement (as defined in Section 5.9 below) and the authorization, issuance, reservation for issuance and delivery of all of the Common Stock that is issuable under conversion of the Note (the "CONVERSION SHARES") has been taken or will be taken prior to the execution of this Agreement, and this Agreement, the Note, the Security Agreement and the Registration Rights Agreement constitute valid and legally binding obligations of the Company, enforceable in accordance with their respective terms, except as may be limited by: (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditor's rights generally; and (ii) the effect of rules of law governing the availability of equitable remedies.

               3.3 Corporate Power. The Company has all requisite legal and corporate power to execute and deliver this Agreement, the Note, the Security Agreement and the Registration Rights Agreement, to issue the Conversion Shares, and to carry out and perform all its obligations under this Agreement, the Note, the Security Agreement and the Registration Rights Agreement.

               3.4 Proceedings. There is no pending action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), prosecution, hearing, or investigation, commenced, brought, conducted or heard by or before, any governmental body or any arbitrator or arbitration panel ("PROCEEDING"), and to the Company's knowledge, no person or entity has threatened to commence any Proceeding, that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the transactions contemplated by this Agreement, the Note, the Security Agreement or the Registration Rights Agreement.

               3.5 Non-Contravention; Consents. Neither the execution and delivery of this Agreement, the Note, the Security Agreement or the Registration Rights Agreement, nor the consummation or performance of any of the transactions contemplated by this Agreement, the Note, the Security Agreement or the Registration Rights Agreement to be performed at the Closing, will directly or indirectly (with or without notice or lapse of time):

                      (a) contravene, conflict with or result in a violation of
(i) any of the provisions of the Company's Articles of Incorporation or Bylaws, or (ii) any resolution adopted by the Company's shareholders, the Company's Board of Directors or any committee of the Company's Board of Directors;

                      (b) to the Company's knowledge, contravene, conflict with or result in a violation of, or give any governmental body or other person the right to challenge any of the transactions contemplated by this Agreement, the Note, the Security Agreement or the Registration Rights Agreement or to exercise any remedy or obtain any relief under, any federal, state, local, municipal, foreign or other law, statute, legislation, ordinance, rule, regulation or ruling that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any governmental body, or any order to which the Company, or any of the assets owned or used by the Company, is subject; or

                      (c) contravene, conflict with or result in a material violation or breach of, or result in a material default under, any of the Company's material agreements.

With the exception of any necessary filings pursuant to federal and state securities laws, and except as disclosed on the Schedule of Exceptions, the Company will not be required to make any filing with or give any notice to, or to obtain any consent from, any person in connection with the execution and delivery of this Agreement, the Note, the Security Agreement and the Registration Rights Agreement or the consummation or performance at the Closing of any of the transactions contemplated by this Agreement, the Note, the Security Agreement and the Registration Rights Agreement.

               3.6 Brokers. The Company has not agreed or become obligated to pay, and has not taken any action that likely would result in any person claiming to be entitled to receive, any brokerage commission, finder's fee or similar commission or fee in connection with any of the transactions contemplated by this Agreement.

               3.7    Full Disclosure; SEC Reports; SEC Matters.

                      (a) This Agreement (including all exhibits hereto) does not contain any untrue statement of material fact and does not omit to state any fact necessary to make any of the representations, warranties or statements contained herein on behalf of the Company not misleading with respect to the Company.

                      (b) As of the date of this Agreement, the Company has provided the Investor or its counsel with full and complete access to all of the Company's records and other documents and data requested by them.

                      (c) The Company has filed all reports required to be filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT") (all such reports and amendments thereto, collectively, the "COMPANY SEC REPORTS"). None of such Company SEC Reports, as of their respective dates (as amended through the date hereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                      (d) The Company has filed all material contracts required to be filed with the SEC pursuant to the Item 601 of Regulation S-K under the Securities Act of 1933, as amended (the "1933 ACT") and the Exchange Act.

                      (e) The Company is eligible to file Form S-3 registration statements under the 1933 Act with the SEC in connection with offerings of outstanding Company securities to be offered for the account of any person other than the Company, so long as such person is not a registered broker-dealer.

               3.8 Valid Issuance. The Note and the Conversion Shares, when issued in compliance with the terms of this Agreement and the Note, will be validly issued, fully paid and nonassessable and will be free of any liens or encumbrances.

               3.9 Intellectual Property. Set forth on the Schedule of Exceptions is a true and complete list of all the material patents, trademarks, service marks, trade names and copyrights, as well as all applications therefor ("INTELLECTUAL PROPERTY") owned by the Company.

                      (a) The Company is the sole owner of, or possesses sufficient legal rights on commercially reasonable terms to, all Intellectual Property necessary for its business as now conducted and as proposed to be conducted without any known conflict with or infringement of the rights of any other person or entity. The Company has not received any communications alleging that the Company has violated or is otherwise acting adversely to, or by conducting its business as proposed, would violate or act adversely to, any Intellectual Property owned or claimed to be owned by any other person or entity, and, to the Company's knowledge, there is no basis for such claim.

                      (b) The Company is not aware of any violation by a third party of any of the Company's Intellectual Property.

                      (c) The Company is not aware that any of its employees is obligated under any contract (including licenses, covenants or communications of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with their duties to the Company or that would conflict with the Company's business as proposed to be conducted.

                      (d) The Company has obtained and will obtain from all individuals who participated in any respect in the invention or authorship of any material Intellectual Property owned by the Company (as employees of the Company, consultants, employees of consultants or otherwise) effective waivers of any and all ownership rights of such individuals in such owned Intellectual Property, and assignments to the Company of all rights with respect thereto, other than from such individuals whose copyrightable works the Company hereby represents to be "works for hire" within the meaning of Section 101 of the Copyright Act of 1976.

                      (e) The Company has no knowledge of any facts or claims that would cause any of its patents or patents issuable with respect to any of patent applications to be invalid or to infringe any patent or other Intellectual Property of any third party.


        4. REPRESENTATIONS, WARRANTIES AND CERTAIN AGREEMENTS OF INVESTOR. The Investor hereby represents and warrants to, and agrees with, the Company that:

               4.1 Authorization. This Agreement, the Security Agreement and the Registration Rights Agreement constitute such Investor's valid and legally binding obligation, enforceable in accordance with their respective terms except as may be limited by: (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally, and (ii) the effect of rules of law governing the availability of equitable remedies. The Investor represents that such Investor has full power and authority to enter into this Agreement, the Security Agreement and the Registration Rights Agreement.

               4.2 Purchase for Own Account. The Note to be purchased by such Investor hereunder and the Conversion Shares will be acquired for investment for such Investor's own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the 1933 Act, and such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

               4.3 Disclosure of Information. The Investor believes it has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the Note to be purchased by such Investor under this Agreement. Such Investor further has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Note and Conversion Shares and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to such Investor or to which such Investor had access. The foregoing, however, does not in any way limit or modify the representations and warranties made by the Company in Section 3.

               4.4 Investment Experience. The Investor is an "accredited investor" within the meaning of Regulation D promulgated under the 1933 Act.

               4.5 Restricted Securities. The Investor understands that the Note and Conversion Shares are characterized as "restricted securities" under the 1933 Act and Rule 144 promulgated thereunder inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under the 1933 Act and applicable regulations thereunder such securities may be resold without registration under the 1933 Act only in certain limited circumstances.

               4.6 No Solicitation. At no time was the Investor presented with or solicited by any publicly issued or circulated newspaper, mail, radio, television or other form of general advertising or solicitation in connection with the offer, sale and purchase of the Note or Conversion Shares.

               4.7 Further Limitations on Disposition. Without in any way limiting the representations set forth above, such Investor further agrees not to make any disposition of all or any portion of the Note or Conversion Shares unless and until:

                      (a) there is then in effect a registration statement under the 1933 Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

                      (b) (i) such Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a statement of the circumstances surrounding the proposed disposition, and (ii) such Investor shall have furnished the Company, at the expense of such Investor or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the 1933 Act.

Notwithstanding the provisions of paragraphs (a) and (b) above, no such registration statement or opinion of counsel shall be required: (i) for any transfer of any Note or Conversion Shares in compliance with SEC Rule 144; (ii) for any transfer of any Note or Conversion Shares by an Investor to any affiliate (as that term is defined in Rule 405 promulgated under the 1933 Act) of such Investor; or (iii) for any transfer of any Note or Conversion Shares by an Investor that is a partnership or a corporation to (A) a partner of such partnership or a shareholder of such corporation or (B) the estate of any such partner or shareholder; or (iv) for the transfer by gift, will or intestate succession by any Investor to his or her spouse or lineal descendants or ancestors or any trust for any of the foregoing; provided that in each of the foregoing cases the transferee agrees in writing to be subject to the terms of this Section 4 to the same extent as if the transferee were an original Investor hereunder.

               4.8 Legends. It is understood that the certificates evidencing the Note and Conversion Shares will bear the legend set forth below:

                    THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER ANY STATE SECURITIES LAWS. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED, SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THESE SECURITIES UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS. INVESTORS SHOULD BE AWARE THAT THEY MAY BE

REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

        5. CONDITIONS TO INVESTOR'S OBLIGATIONS AT CLOSING. The obligations of the Investor under Section 2 of this Agreement are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions, which conditions may be waived by written, oral or telephone communication to the Company, its counsel or to counsel to the Investor:

               5.1 Representations and Warranties True. Each of the representations and warranties of the Company contained in Section 3 shall be true and correct on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

               5.2 Performance. The Company shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

               5.3 Compliance Certificate. The Company shall have delivered to the Investor at the Closing a certificate signed on its behalf by its Chief Executive Officer or Chief Financial Officer certifying that the conditions specified in Sections 5.1 and 5.2 have been fulfilled and stating that there shall have been no material adverse change in the business, affairs, prospects, operations, properties, assets or condition of the Company not previously disclosed to the Investor.

               5.4 Securities Exemptions. The offer and sale of the Note and Conversion Shares to the Investor pursuant to this Agreement shall be exempt from the registration requirements of the 1933 Act and the registration and/or qualification requirements of all applicable state securities laws.

               5.5 Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Investor and to the Investor's counsel, and they shall each have received all such counterpart originals and certified or other copies of such documents as they may reasonably request.

               5.6 No Material Change. There shall have been no material adverse change in the business, affairs, prospects, operations, properties, assets or condition of the Company.

               5.7 Opinion of Company Counsel. The Investor shall have received an opinion from Fenwick & West LLP, counsel for the Company, dated as of the date of the Closing, in the form attached hereto as Exhibit D.

               5.8 Security Agreement. The Company shall have executed and delivered to the Investor a Security Agreement substantially in the form attached hereto as Exhibit E (the "SECURITY AGREEMENT").

               5.9 Registration Rights Agreement. The Company shall have executed and delivered a Registration Rights Agreement substantially in the form attached hereto as Exhibit F (the "REGISTRATION RIGHTS AGREEMENT").

               5.10 UCC-1. The Company shall have executed and delivered to Investor counsel a UCC-1 in the form attached hereto as Exhibit G.

        6. CONDITIONS TO THE COMPANY'S OBLIGATIONS AT CLOSING. The obligations of the Company to the Investor under this Agreement are subject to the fulfillment or waiver on or before the Closing of each of the following conditions by the Investor:

               6.1 Representations and Warranties. The representations and warranties of the Investor contained in Section 4 shall be true and correct on the date of the Closing with the same effect as though such representations and warranties had been made on and as of the Closing.

               6.2 Payment of Purchase Price. The Investor shall have delivered to the Company the purchase price specified for such Investor on Exhibit A in accordance with the provisions of Section 2.

               6.3 Securities Exemptions. The offer and sale of the Note and Conversion Shares to the Investor pursuant to this Agreement shall be exempt from the registration requirements of the 1933 Act and the registration and/or qualification requirements of all applicable state securities laws.

               6.4 Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Company and to the Company's legal counsel, and the Company shall have received all such counterpart originals and certified or other copies of such documents as it may reasonably request.

               6.5 Subordination Agreement. The Investor and Comerica Bank - California ("COMERICA") shall have entered into a Subordination Agreement in form acceptable to Comerica.

        7.     COVENANTS OF THE COMPANY

               7.1 Costs, Expenses. The Company shall pay in connection with the preparation, execution and delivery of this Agreement and the issuance of the Note, the fees and out-of-pocket expenses of Wilson Sonsini Goodrich & Rosati, special counsel to the Investor, such fees and expenses not to exceed $10,000.

               7.2 Singapore Office. The Company agrees to establish a regional office in Singapore as soon as practicable after the Closing if business and financial conditions warrant.

               7.3 Investor's Securities Filings. The Company agrees to assist the Investor in making any required filings under applicable U.S. securities laws in connection with this Agreement and the transactions contemplated hereby.

               7.4 Security Interest Filings. The Company agrees to assist the Investor in filing the applicable financing statements, deeds of trust or other documents with the U.S. Patent and Trademark Office and the U.S. Register of Copyrights in connection with the perfection of Investor's security interests in the Collateral (as defined in the Security Agreement) within 10 days after the Closing.

        8.     COVENANTS OF INVESTOR.

               8.1 Lock-up. The Investor agrees that it will not sell or otherwise transfer or dispose of or reduce its economic interest in the Note or Conversion Shares for a period of six months from the Closing.

               8.2 Standstill. The Investor agrees that, from the Closing until such time as the Note is no longer outstanding, it will not acquire more than 100,000 shares of the Company's Common Stock (other than any Conversion Shares issued to Investor) in any two week period without the prior written consent of the Company. The Company will respond to any Investor request to acquire more than 100,000 shares of such stock within two business days of the Company's receipt of such request. If the Company does not respond within such two business day period, the Company shall be deemed to have waived the requirement of such consent as to the referenced transaction. The Company agrees not to unreasonably withhold its consent.

               8.3 Right of First Offer. Commencing on the Closing, in the event Investor and its "affiliates" or "associates" (as those terms are defined in Rule 405 promulgated under the 1933 Act) (collectively, the "INVESTOR GROUP") seek to sell, transfer the voting rights in, or otherwise transfer for value 5% or more of the then outstanding shares of the Company's Common Stock (assuming for this purpose conversion of any Notes) to any person or group of persons in one or more related transactions (a "SIGNIFICANT TRANSACTION"), the Investor Group will provide the Company, in writing, with a notice reflecting its desire to enter into such Significant Transaction and setting forth the terms and conditions of the proposed Significant Transaction (such notice, a "ROFO NOTICE"). Each ROFO Notice shall constitute an offer by the Investor Group to sell the securities covered by such ROFO Notice (the "ROFO SECURITIES") to the Company on the terms and conditions set forth in the ROFO Notice. If the Company desires to accept the offer set forth in the ROFO Notice as to any part of the ROFO Securities, the Company shall, within ten business days of receipt of such ROFO Notice, notify the Investor Group of its agreement to acquire some or all of the ROFO Securities (the "ROFO ACCEPTANCE"). The closing of any sale of ROFO Securities by the Investor Group to the Company shall occur within three business days of the Investor Group's receipt of the ROFO

Acceptance, at which time the Company will deliver the purchase price for the ROFO Securities it is purchasing in return for such securities. In the event (i) the Company does not provide the Investor Group with a ROFO Acceptance within ten business days of receipt of a ROFO Notice or (ii) the Investor Group receives a ROFO Acceptance with respect to less than all of the ROFO Securities, then the Investor Group may sell, transfer the voting rights in, or otherwise transfer for value all or the remaining ROFO Securities, as the case may be, to any third party or parties on terms and conditions no less favorable in the aggregate to such third parties than those set forth in the ROFO Notice; provided, however, that if such sale, transfer of voting rights, or transfer of value does not occur within 60 days of the Company's initial receipt of a ROFO Notice, the Investor Group will be required to resubmit a ROFO Notice to the Company and follow the procedures outlined in this section before consummating such sale, transfer of voting rights or transfer for value. This Right of First Offer (i) will not apply to any transfer in connection with a transaction approved by the Company's Board of Directors, (ii) will not continue to apply to any shares transferred pursuant to this Section, and (iii) will terminate three years from the date hereof.

        9.     MISCELLANEOUS.

               9.1 Governing Law. This Agreement shall be governed by and construed under the internal laws of the State of California as applied to agreements among California residents entered into and to be performed entirely within California, without reference to principles of conflict of laws or choice of laws.

               9.2 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

               9.3 Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or upon deposit with a recognized international courier service, fees prepaid and addressed to the party to be notified at the address indicated for such party on Exhibit A or, in the case of the Company, at 6539 Dumbarton Circle, Fremont, California 94555, or at such other address as such party may designate by ten
(10) days advance written notice to all other parties.

               9.4 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the holders of a majority of the principal amount of the Notes then outstanding. Any amendment or waiver effected in accordance with this Section shall be binding upon each holder of any Note or Conversion Stock at the time outstanding, each future holder of such securities, and the Company.

               9.5 Entire Agreement. This Agreement, together with all exhibits and schedules hereto, constitutes the entire understanding and agreement of the parties with respect to the subject matter hereof and supersedes all prior understandings and agreements with respect to such matters.

               9.6 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.

               9.7 Headings. The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs and exhibits shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits attached hereto, all of which exhibits are incorporated herein by this reference.

               9.8 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision(s) shall be enforced to the maximum extent possible consistent with applicable law and the balance of the Agreement shall remain in full force and effect.

               9.9 Further Assurances. From and after the date of this Agreement, upon the request of the Investor or the Company, the Company and the Investor shall execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

               9.10 Waiver of Conflict of Interest. The Investor and the Company are aware that Fenwick & West LLP ("F&W"), counsel to the Company, has previously performed and may continue to perform certain legal services for the Investor in matters unrelated to F&W's representation of the Company. In connection with its Investor representation, F&W may have obtained confidential information of such Investor that could be material to F&W's representation of the Company in connection with negotiation, execution and performance of this Agreement. By signing this Agreement, the Investor and the Company each waives any potential conflict of interest arising out of such representation or such possession of confidential information and acknowledges that F&W is solely representing the Company in connection with this transaction. The Investor and the Company further represents that it has had the opportunity to be, or has been, represented by independent counsel in giving the waivers contained in this
Section 9.10. The Investor and the Company agrees that F&W may represent the Company in any dispute that may arise between the Company and the Investor or any Investor Group related to this Agreement or the transactions contemplated hereby.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.



VERSANT CORPORATION                    VERTEX TECHNOLOGY FUND PTE. LTD.

By: /s/ [SIG]                          By: /s/ [SIG]
   ------------------------------         --------------------------------------

Name:  N. Ordon                        Name:  Kheng Nam Lee
     ----------------------------           ------------------------------------

Title:  President                      Title:  President
      ---------------------------            -----------------------------------

The Company expressly acknowledges      The Investor expressly
the conflict of interest waiver set     acknowledges the conflict
forth in Section 9.10.                  of interest waiver set forth
                                        in Section 9.10.



                  [SIGNATURE PAGE TO NOTE PURCHASE AGREEMENT.]

                                   EXHIBIT B


THIS NOTE AND THE SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER ANY STATE SECURITIES LAWS. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED, SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THESE SECURITIES UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.


                CONVERTIBLE SECURED SUBORDINATED PROMISSORY NOTE
                                       OF
                              VERSANT CORPORATION

$3,619,000.00                                                   October 16, 1998


     For value received, Versant Corporation, a California corporation (the "COMPANY"), with principal offices at 6539 Dumbarton Circle, Fremont, CA 94555, hereby promises to pay to Vertex Technology Fund Pte. Ltd the sum of Three Million Six Hundred Nineteen Thousand Dollars ($3,619,000.00). The Note initially will not bear interest; however, in the event the Note has not been converted pursuant to Section 2 hereof prior to the Maturity Date (as defined below), or in case of an Event of Default, simple interest will be deemed to have accrued on the Note from the date of issuance, at an interest rate equal to 9.25%. The principal amount of this Note, and any interest accrued thereon, shall be due and payable in full on the Maturity Date at the principal offices of the Company in lawful money of the United States, unless this Note shall have been previously converted pursuant to Section 2 hereof. Any payments made hereunder by the Company shall be net of any applicable U.S. withholding taxes.

     This Note is issued pursuant to that certain Note Purchase Agreement dated as of October 16, 1998 (the "PURCHASE AGREEMENT"), by and among the Company and the original holder of this Note.

     1. DEFINITIONS. The following definitions shall apply for all purposes of this Note:

          1.1 "COMPANY" means the "COMPANY" as defined above and includes any corporation which shall succeed to or assume the obligations of the Company under this Note.

          1.2 "CONVERSION PRICE" means $1.925 per share of Common Stock. The Conversion Price is subject to adjustment as provided herein.

          1.3 "Conversion Stock" means the shares of the Company's Common Stock ("Common Stock"), issuable upon conversion of the Note. The number and character of shares of Conversion Stock are subject to adjustment as provided herein, and the term "Conversion Stock" shall include stock and other securities and property at any time receivable or issuable upon conversion of this Note in accordance with its terms.

          1.4 "Event of Default" shall have the meaning provided in the Security Agreement.

          1.5 "Holder" means any person who shall at the time be the registered holder of this Note.

          1.6  "Maturity Date" means the earlier of (i) October 15, 2001 and
(ii) the closing of (A) a merger, consolidation or similar transaction, or series of related transactions, in which the Company's shareholders prior to the transaction own less than a majority of the surviving corporation after the transaction or (B) the sale of all or substantially all of the Company's assets (each, an "Acquisition"). Notwithstanding the foregoing, the Company shall give the Holder at least 20 days advance written notice of an Acquisition, and at any time up to the closing of the Acquisition, the Holder may elect to convert this Note pursuant to Section 2.1.

          1.7  "Note" means this Convertible Secured Subordinated Promissory
Note.

          1.8 "Registration Rights Agreement" means that certain Registration Rights Agreement dated as of October 16, 1998 by and among the Company and the Holder of this Note, attached as Exhibit F to the Purchase Agreement.

          1.9 "Security Agreement" means that certain Security Agreement dated October 16, 1998 by and between the Company and the Holder of this Note, attached as Exhibit E to the Purchase Agreement.

     2.   CONVERSION.

          2.1 Voluntary Conversion. This Note may be converted at any time this Note remains outstanding, in the sole discretion of the Holder, into shares of Conversion Stock at the Conversion Price.

          2.2 Mandatory Conversion. In the event the Company's Common Stock, as quoted on the Nasdaq National Market or any successor or other market on which such stock may subsequently trade, closes at a price that is greater than $10 per share for 30 consecutive trading days (the "Price Test"), then, provided the Company is in compliance with the Registration Rights Agreement, this Note shall automatically convert into shares of Conversion Stock at the Conversion Price, without the need for further action on the part of the Holder; provided, however, that the Holder shall not be entitled to receive the stock certificate representing the shares of Conversion Stock to be issued upon conversion of this Note until the original of this Note is surrendered to the Company.

     3. ISSUANCE OF CONVERSION STOCK. As soon as practicable after conversion of this Note, the Company at its expense will cause to be issued in the name of and delivered to the Holder, a certificate or certificates for the number of shares of Conversion Stock to which the Holder shall be entitled upon such Conversion Stock to which the Holder shall be entitled upon such conversion (bearing such legends as may be required by applicable state and federal securities laws in the opinion of legal counsel of the Company), together with any other securities and property to which the Holder is entitled upon such conversion under the terms of this Note. Such conversion shall be deemed to have been made, (a) if made under Section 2.1 above, on the date the Holder delivers to the Company the original of the Note together with a written request for conversion, and (b) if made under Section 2.2 above, on the date the Price Test is satisfied. No fractional shares will be issued upon conversion of this Note. If upon any conversion of this Note a fraction of a share would otherwise result, then in lieu of such fractional share the Company will pay the cash value of that fractional share, calculated on the basis of the applicable Conversion Price.

     4. ADJUSTMENT PROVISIONS. The number and character of shares of Conversion Stock issuable upon conversion of this Note (or any shares of stock or other securities or property at the time receivable or issuable upon conversion of this Note) and the Conversion Price therefor, are subject to adjustment upon occurrence of the following events between the date this Note is issued and the date it is converted:

          4.1  ADJUSTMENT FOR STOCK SPLITS AND STOCK DIVIDENDS. The
Conversion Price of this Note and the number of shares of Conversion Stock issuable upon conversion of this Note (or any shares of stock or other securities at the time issuable upon conversion of this Note) shall each be proportionally adjusted to reflect any stock dividend, stock split or reverse stock split affecting the number of outstanding shares of Conversion Stock (or such other stock or securities).

          4.2 ADJUSTMENT FOR OTHER DIVIDENDS AND DISTRIBUTIONS. In case the Company shall make or issue, or shall fix a record date for the determination of eligible holders entitled to receive, a dividend or other distribution payable respect to the Conversion Stock that is payable in (a) securities of the Company (other than issuances with respect to which adjustment is made under Section 4.1), or (b) assets (other than cash dividends paid or payable solely out of retained earnings), then, and in each such ease, the Holder, upon conversion of this Note at any time after the consummation, effective date or record date of such event, shall receive, in addition to the shares of conversion stock issuable upon such conversion, the securities or such other assets of the Company to which the Holder would have been entitled upon such date if the Holder had converted this Note immediately prior thereto (all subject to further adjustment as provided in this Note).

          4.3  ADJUSTMENT FOR MERGER, CONSOLIDATION ETC. OTHER THAN
ACQUISITION. In the event of any merger, consolidation or similar transaction that is not an Acquisition, then the Holder, upon the conversion of this Note at any time after the consummation of such transaction shall be entitled to receive, in lieu of the stock or other securities and property receivable upon the conversion of this Note prior to such consummation, the stock or other securities or property to which the Holder would have been entitled upon the consummation of such transaction if the Holder had converted this Note immediately prior thereto, all subject to further adjustment as provided in this Note, and the successor or purchasing corporation in such transaction (if other than the Company) shall duly execute and deliver to the Holder a supplement hereto acknowledging such corporation's obligations under this Note; and in each such case, the terms of the Note shall be applicable to the shares of stock or other securities or property receivable upon the conversion of this Note after the consummation of such transaction.

          4.4 Conversion of Stock. In case all the authorized Conversion Stock of the Company is converted, pursuant to the Company's Articles of Incorporation, into other securities or property, or the Conversion Stock otherwise ceases to exist, then, in such case, the Holder, upon conversion of this Note at any time after the date on which the Conversion Stock is so converted or ceases to exist (the "TERMINATION DATE"), shall receive, in lieu of the number of shares of Conversion Stock that would have been issuable upon such exercise immediately prior to the Termination Date, the stock and other securities and property to which the Holder would have been entitled to receive upon the Termination Date if the Holder had converted this Note immediately prior to the Termination Date (all subject to further adjustment as provided in this Note).

          4.5 Notice of Adjustments. The Company shall promptly give written notice of each adjustment or readjustment of the Conversion Price or the number of shares of Conversion Stock or other securities issuable upon conversion of this Note. The notice shall describe the adjustment or readjustment and show in reasonable detail the facts on which the adjustment or readjustment is based.

          4.6 No Change Necessary. The form of this Note need not be changed because of any adjustment in the Conversion Price or in the number of shares of Conversion Stock issuable upon its conversion.

          4.7 Reservation of Stock. If at any time the number of shares of Conversion Stock or other securities issuable upon conversion of this Note shall not be sufficient to effect the conversion of this Note, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Conversion Stock or other securities issuable upon conversion of this Note as shall be sufficient for such purpose.

     5. NO RIGHTS OR LIABILITIES AS SHAREHOLDER. This Note does not by itself entitle the Holder to any voting rights or other rights as a shareholder of the Company. In the absence of conversion of this Note, no provisions of this Note, and no enumeration herein of the rights or privileges of the Holder, shall cause the Holder to be a shareholder of the Company for any purpose.

     6. NO IMPAIRMENT. The Company will not, by amendment of its Articles of Incorporation or Bylaws, or through reorganization, consolidation, merger, dissolution, issue or sale of securities, sale of assets or any other voluntary action, willfully avoid or seek to avoid the observance or performance of any of the terms of this Note, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder under this Note against wrongful impairment.

     7. SUBORDINATION. The indebtedness represented by this Note is subordinated to the Company's indebtedness to Comerica Bank -- California ("COMERICA") on the terms set forth in a separate Subordination Agreement entered into between the original holder of this Note and Comerica. Holder agrees that the Company is not obligated to make any payment to Holder to the extent prohibited by such Subordination Agreement.

     8. SECURITY AGREEMENT. This Note is secured by a security interest in certain assets of the Company, which security interest was granted by the Company to the original holder of this Note pursuant to the terms of the Security Agreement. The Security Agreement provides for the acceleration of the amounts due under this Note under certain circumstances.

     9. PREPAYMENT. The Company may not prepay in whole or in part the unpaid principal sum of this Note, except with the prior written consent of the Holder.

     10. WAIVERS. The Company hereby waives notice, presentment, protest and notice of dishonor.

     11. ATTORNEYS' FEES. In the event the Holder engages the services of attorneys for the purpose of enforcing this Note, or any provision thereof, the prevailing party shall be entitled to recover its reasonable expenses and costs, including attorneys' fees.

     12. TRANSFER. Neither this Note nor any rights hereunder may be assigned, conveyed or transferred, in whole or in part, without the Company's prior written consent, provided, however, that this Note may be assigned, conveyed or transferred without the prior written consent of the Company to any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the Holder. The rights and obligations of the Company and the Holder under this Note shall be binding upon and benefit their respective permitted successors, assigns, heirs, administrators and transferees.

     13. GOVERNING LAW. This Note shall be governed by and construed under the internal laws of the State of California as applied to agreements among California residents entered into and to be performed entirely within California, without reference to principles of conflict of laws or choice of laws.

     14. HEADINGS. The headings and captions used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

     15. NOTICES. Unless otherwise provided, any notice required or permitted under this Note shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or upon deposit with a recognized international courier, fees prepaid and addressed to the holder at the last address furnished to the Company by the Holder in writing or, in the case of the Company, at the principal offices of the Company, or at such other address as any party or the Company may designate by giving ten (10) days' advance written notice to all other parties.

        16. AMENDMENTS AND WAIVERS. Any term of this Note may be amended, and the observance of any term of this Note may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the holder(s) of a majority of the outstanding principal amount of the Note(s). Any amendment or waiver effected in accordance with this Section shall be binding upon the Holder of this Note, each future holder of such securities and the Company.

        17. SEVERABILITY. If one or more provisions of this Note are held to be unenforceable under applicable law, such provision(s) shall be enforced to the maximum extent permitted by applicable law, and the balance of the Note shall remain in full force and effect.

     IN WITNESS WHEREOF, the Company has caused this Note to be signed in its name as of the date first above written.

                              VERSANT CORPORATION:


                              By: /s/ GARY RHEA
                                  -----------------------------------------

                              Name:  Gary Rhea
                                    ---------------------------------------

                              Title: Chief Financial Officer and Secretary
                                     --------------------------------------

                     [SIGNATURE PAGE TO CONVERTIBLE SECURED
                         SUBORDINATED PROMISSORY NOTE]


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                                    EXHIBIT C

                               VERSANT CORPORATION
                          REGISTRATION RIGHTS AGREEMENT



        This Registration Rights Agreement (this "Agreement") is made this 16th day of October, 1998, by and between Versant Corporation, a California corporation (the "Company"), and the purchaser (the "Purchaser") of the Company's Convertible Secured Subordinated Promissory Note (the "Note") pursuant to that certain Note Purchase Agreement dated of even date herewith (the "Purchase Agreement").

        1. Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

               1.1 "Commission" shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

               1.2 "Common Stock" shall mean the shares of the Company's Common Stock, no par value.

               1.3 "Form S-3" shall mean Form S-3 promulgated by the Commission or any substantially similar form then in effect.

               1.4 "Holder" shall mean any holder of record of Registrable Securities or any transferee or assignee of record of such Registrable Securities.

               1.5 "Purchasers" shall mean collectively, the Purchaser, its assignees and transferees, and individually, a Purchaser and any transferee or assignee of such Purchaser.

               1.6 The terms "Register," "Registered" and "Registration" refer to a registration effected by preparing and filing a registration statement ("Registration Statement") in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such Registration Statement.

               1.7 "Registrable Securities" shall mean the Common Stock issuable upon conversion of the Note, excluding in all cases, however, any Registrable Securities sold by a person in a transaction in which the rights hereunder are not assigned in accordance with this Agreement, or any Registrable Securities sold to the public or sold pursuant to Rule 144 promulgated under the Securities Act.

               1.8 "Registration Expenses" shall mean all expenses incurred by the Company in complying with Sections 2 and 3 hereof, including without limitation, all federal and state registration, qualification and filing fees, printing expenses, fees and disbursements of counsel for the Company, blue sky fees and expenses and the expense of any special audits incident to or required by any such Registration.

               1.9 "Registration Termination Date" shall mean, with respect to any Registrable Securities, the earliest of (i) October 16, 2001, (ii) the date that such Registrable Securities shall have been Registered and sold or otherwise disposed of in accordance with the intended method of distribution by the seller or sellers thereof set forth in the registration statement covering such Securities or transferred in compliance with Rule 144, and (iii) the date as of which the Company shall have notified the Holder, in writing, that it has determined that such Registrable Securities may be sold pursuant to paragraph
(k) of Rule 144 (or any successor provision).

               1.10 "Rule 144" shall mean Rule 144 promulgated by the Commission pursuant to the Securities Act.

               1.11 "Securities Act" shall mean the Securities Act of 1933, as amended.

               1.12 "Shares" shall mean Common Stock.

               1.13 "Selling Expenses" shall mean all underwriting discounts and selling commissions applicable to the sale of Registrable Securities pursuant to this Agreement, together with the fees of any counsel to the selling shareholders.

        2. S-3 Registration.

               2.1 Registration. The Company covenants and agrees with each of the Purchasers that the Company will prepare and file with the Commission a Registration Statement on Form S-3 covering the Registrable Securities, and use its best efforts to have the Registration Statement declared effective as promptly as practicable and in any event within 90 days of the Closing. Such Registration Statement also may include other shares of the Company's Common Stock, in the Company's discretion.

               2.2 Blue Sky. The Company will use its best efforts to Register and qualify the Registrable Securities covered by the Registration Statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders for the distribution of such securities; provided, however, that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

               2.3 Expenses of Registration. All Registration Expenses incurred in connection with the Registration pursuant to Section 2 shall be borne by the Company. All Selling Expenses shall be borne by the persons who sell the Shares generating said Selling Expenses.



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               2.4    S-3 Registration Procedures.

                      2.4.1 Advice By Company. The Company will keep each Holder advised as to the initiation and completion of the Registration. At its expense the Company will (a) use its best efforts to keep any Registration pursuant to
Section 2 effective until the Registration Termination Date and (b) furnish promptly to each Holder such number of copies of prospectuses (including preliminary prospectuses), and all amendments and supplements thereto, in conformity with the requirements of the Securities Act, and such other documents as any such Holder from time to time may reasonably request.

                      2.4.2 Notice of Sale and Sale under the Registration Statement. Any Holder intending to sell Shares under the Registration Statement filed pursuant to Section 2 shall give at least three (3) business days' prior written notice (a "Sale Notice") to the Company of any proposed sale of Shares under the Registration Statement effective pursuant to this Section 2 and shall not make such sale (i) unless such three (3) days lapse without response from the Company, or (ii) in the event the Company responds by stating that a prospectus supplement or post-effective amendment will be filed pursuant to
Section 2.4.3, until the Company has notified such Holder pursuant to Section
2.4.3 that any such post-effective amendment has become effective or prospectus supplement has been filed. A Sale Notice shall be effective for 30 days after it is given.

                      2.4.3 Amendments. The Company will prepare and file with the Commission such amendments and prospectus supplements, including post-effective amendments, to the Registration Statement filed pursuant to
Section 2 as the Company determines may be necessary or appropriate, and use its best efforts to have such post-effective amendments declared effective as promptly as practicable; cause the related prospectus to be supplemented by any prospectus supplement, and as so supplemented, to be filed with the Commission; and notify the Holders and the underwriter thereof, if any, promptly when a prospectus, any prospectus supplement or post-effective amendment must be filed or has been filed and, with respect to any post-effective amendment, when the same has become effective.

                      2.4.4 Blackout Period. Notwithstanding any other provision hereof, the Company may delay the Holders' ability to resell Registrable Securities pursuant to the Registration Statement if the Company delivers a certificate in writing to the Holders to the effect that a delay in such sale is necessary because, in the good faith and reasonable judgment of the Company's Board of Directors, a sale pursuant to the Registration Statement would require the public disclosure of information that could have a significant adverse effect on the Company, or could constitute a violation of the federal securities laws. In such an event, the Company shall notify the Holders promptly after it is determined that such circumstances no longer exist. The Company shall not be entitled to delay the Holders' ability to resell Registrable Securities more than 45 days in any calendar year.

        3. Piggyback Registrations.

               3.1 Registration. The Company shall notify all Holders of Registrable Securities in writing at least fifteen (15) days prior to filing any registration statement under the



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Securities Act for purposes of effecting a public offering of securities of the
Company (including, but not limited to, registration statements relating to secondary offerings of securities of the Company, but excluding registration statements relating to any registration under Section 2 of this Agreement or to any employee benefit plan or a corporate reorganization pursuant to Rule 145 promulgated under the Securities Act) and will afford each such Holder an opportunity to include in such registration statement all or any part of the Registrable Securities then held by such Holder. Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by such Holder shall, within ten (10) days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities such Holder wishes to include in such registration statement. If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

               3.2 Underwriting. If a registration statement under which the Company gives notice under this Section 3 is for an underwritten offering, then the Company shall so advise the Holders of Registrable Securities. In such event, the right of any such Holder's Registrable Securities to be included in a registration pursuant to this Section 3 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Agreement, if the managing underwriter determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter(s) may exclude shares (including Registrable Securities) from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting shall be allocated, first, to the Company, and second, to each of the Holders requesting inclusion of their Registrable Securities in such registration statement on a pro rata basis based on the total number of Registrable Securities then held by each such Holder. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter, delivered at least ten (10) business days prior to the effective date of the registration statement. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration. For any Holder which is a partnership or corporation, the partners, retired partners and shareholders of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single "Holder", and any pro rata reduction with respect to such "Holder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "Holder", as defined in this sentence.

               3.3 Expenses of Registration. All Registration Expenses incurred in connection with the Registration pursuant to Section 3 shall be borne by the Company. All



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Selling Expenses shall be borne by the persons who sell the Shares generating said Selling Expenses.

               3.4    Registration Procedures.

                      3.4.1 Advice By Company. The Company will keep each Holder advised as to the initiation and completion of the Registration. At its expense the Company will furnish promptly to each Holder such number of copies of prospectuses (including preliminary prospectuses), and all amendments and supplements thereto, in conformity with the requirements of the Securities Act, and such other documents as any such Holder from time to time may reasonably request.

                      3.4.2 Amendments. The Company will prepare and file with the Commission such amendments and prospectus supplements, including post-effective amendments, to the Registration Statement filed pursuant to
Section 3 as the Company determines may be necessary or appropriate, and use its appropriate efforts to have such post-effective amendments declared effective; cause the related prospectus to be supplemented by any prospectus supplement, and as so supplemented, to be filed with the Commission; and notify the Holders and the underwriter thereof, if any, promptly when a prospectus, any prospectus supplement or post-effective amendment must be filed or has been filed and, with respect to any post-effective amendment, when the same has become effective.

                      3.4.3 Blue Sky. The Company will use its best efforts to Register and qualify the Registrable Securities covered by the Registration Statement under such other securities or Blue Sky laws of such United States jurisdictions as shall be reasonably requested by the Holders for the distribution of such securities; provided, however, that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

        4. Information Furnished by Holder. It shall be a condition precedent to the Company's obligations under this Agreement as to any Holder that (i) such Holder furnish to the Company in writing such information regarding such Holder and the distribution proposed by such Holder as the Company may reasonably request; and (ii) such Holder is not a securities market professional, i.e., a market maker, specialist, ordinary broker dealer, member of the National Association of Securities Dealers, Inc. or a registered representative thereof, or an affiliate of any of the foregoing.

        5.     Indemnification.

               5.1 Company's Indemnification of Holders. The Company will indemnify each Holder, each of its officers, directors and constituent partners, and each person controlling such Holder, with respect to which Registration of Registrable Securities has been effected pursuant to this Agreement, and each underwriter thereof, if any, and each of its officers, directors, constituent partners, and each person who controls such underwriter, against all claims, losses, damages or liabilities (or actions in respect thereof) suffered or incurred by any of them, to the extent such claims, losses, damages or liabilities arise out of or are based upon any untrue



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statement (or alleged untrue statement) of a material fact contained in any prospectus or any related Registration Statement incident to any such Registration, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of any rule or regulation promulgated under the Securities Act applicable to the Company and relating to actions or inaction required of the Company in connection with any such Registration; and the Company will reimburse each such Holder, each such underwriter and each person who controls any such Holder or underwriter, for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action; provided, however, that the indemnity contained in this Section 5.1 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if settlement is effected without the consent of the Company (which consent shall not unreasonably be withheld); and provided, further, that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based upon any untrue statement or omission based upon written information furnished to the Company by such Holder, underwriter, controlling person or other indemnified person and stated to be for use in connection with the offering of securities of the Company. Notwithstanding the above, the foregoing indemnity agreement is subject to the condition that, insofar as it relates to any such untrue statement, alleged untrue statement, omission or alleged omission made in a preliminary prospectus but eliminated or remedied in the amended prospectus on file with the Commission at the time the Registration Statement becomes effective or a prospectus is filed with the Commission pursuant to Rule 424(b) (the "Final Prospectus"), such indemnity agreement shall not inure to the benefit of any person if a copy of the Final Prospectus was furnished to such person and was not furnished to the person asserting the loss, liability, claim or damage at or prior to the time such action is required by the Securities Act.

               5.2 Holder's Indemnification of Company. Each Holder will indemnify the Company, each of its directors and officers, each underwriter, if any, of the Company's Shares covered by a Registration Statement, each person who controls the Company or such underwriter within the meaning of the Securities Act, and each other Holder, each of its officers, directors, and constituent partners and each person controlling such other Holder, against all claims, losses, damages and liabilities (or actions in respect thereof) suffered or incurred by any of them and arising out of or based upon any untrue statement (or alleged untrue statement) of a material fact contained in such Registration Statement or related prospectus, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by such Holder of any rule or regulation promulgated under the Securities Act applicable to such Holder and relating to action or inaction required of such Holder in connection with the Registration of Securities pursuant to such Registration Statement; and will reimburse the Company, such other Holders, such directors, officers, partners, persons, underwriters and controlling persons for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such Registration Statement or prospectus in reliance upon and in conformity with written information furnished to the Company by such Holder and stated to be specifically for use in connection with



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the offering of Securities of the Company; provided, however, that each Holder's liability under this Section 5.2 shall not exceed such Holder's proceeds from the offering of Shares made in connection with such Registration.

               5.3 Indemnification Procedure. Promptly after receipt by an indemnified party under this Section 5 of notice of the commencement of any action which may give rise to a claim for indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under this Section 5, notify the indemnifying party in writing of the commencement thereof and generally summarize such action. The indemnifying party shall have the right to participate in and to assume the defense of such claim, and shall be entitled to select counsel for the defense of such claim with the approval of any parties entitled to indemnification, which approval shall not be unreasonably withheld. Notwithstanding the foregoing, the parties entitled to indemnification shall have the right to employ separate counsel (reasonably satisfactory to the indemnifying party) to participate in the defense thereof, but the fees and expenses of such counsel shall be the expense of such indemnified parties unless the named parties to such action or proceedings include both the indemnifying party and the indemnified parties and the indemnifying party or such indemnified parties shall have been advised by counsel that there are one or more legal defenses available to the indemnified parties which are different from or additional to those available to the indemnifying party (in which case, if the indemnified parties notify the indemnifying party in writing that they elect to employ separate counsel at the reasonable expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such action or proceeding on behalf of the indemnified parties, it being understood, however, that the indemnifying party shall not be liable for the reasonable fees and expenses of more than one separate counsel at any time for all indemnified parties, which counsel shall be designated in writing by the Holders of a majority of the Shares).

               5.4 Contribution. If the indemnification provided for in this
Section 5 from an indemnifying party is unavailable to an indemnified party hereunder in respect to any losses, claims, damages, liabilities or expenses referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified party in connection with the statements or omissions which result in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or indemnified party and the parties' relative intent, knowledge, access to information supplied by such indemnifying party or indemnified party and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with the investigating or defending any action, suit, proceeding or claim.



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        6. Covenants of the Company. The Company agrees to:

               6.1 Notice of Defect. Notify the Holders at any time when a prospectus relating to Registrable Securities covered by the Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing. The Company shall promptly amend or supplement the Registration Statement to correct any such untrue statement or omission.

               6.2 Notice of Stop Order. Notify the Holders of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose. The Company will make every reasonable effort to prevent the issuance of any stop order and, if any stop order is issued, to obtain the lifting thereof at the earliest possible time.

               6.3 Inspection. Make available for inspection by the Holders, and the counsel, accountants or other agents retained by the Holders, all pertinent financial and other records, corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by the Holders in connection with the Registration, subject to appropriate confidentiality obligations.

               6.4 Listing. If the Common Stock is then listed on a national securities exchange or national market system, use its best efforts to cause the Registrable Securities to be listed on such exchange or market system.

               6.5. Assistance. Take all other reasonable actions necessary to expedite and facilitate disposition by the Holders of the Registrable Securities pursuant to the Registration Statement.

               6.6 Reports Under Securities Exchange Act of 1934. With a view to making available to the Holders the benefits of Rule 144 promulgated under the Securities Act and any other rule or regulation of the Commission that may at any time permit the Holders to sell securities of the Company to the public without registration, the Company agrees to:

                      6.6.1 for at least three years from the date hereof, make and keep public information available, as those terms are understood and defined in Rule 144;

                      6.6.2 for at least three years from the date hereof, file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Securities and Exchange Act of 1934 (the "1934 Act"); and

                      6.6.3 furnish to each Holder, so long as such Holder owns any Registrable Securities, forthwith upon written request (a) a written statement by the Company whether it has complied with the reporting requirements of Rule 144, the Securities Act and the



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1934 Act (at any time after it has become subject to such reporting requirements), (b) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company and (c) such other information as may be reasonably requested in availing the Holders of any rule or regulation of the Commission which permits the selling of any such securities without registration.

        7.     Miscellaneous.

               7.1 Notice. Notices required or permitted to be given hereunder shall be in writing and shall be deemed to be sufficiently given when personally delivered or sent by internationally recognized express courier, addressed (i) if to the Company, at Versant Corporation, 6539 Dumbarton Circle, Fremont, California 94555; Attention: Chief Executive Officer and (ii) if to a Purchaser, at the address set forth in the Purchase Agreement questionnaire, or at such other address as each such party furnishes by notice given in accordance with this Section 7.1.

               7.2 Amendment and Waiver. Any term of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and Holders representing at least a majority of the Registrable Securities then outstanding. Any amendment or waiver effected in accordance with this Section 7.2 will be binding upon each Holder of Registrable Securities then outstanding, each future Holder of such securities and the Company.

               7.3 Governing Law; Severability. This Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of California, as such laws are applied by California courts to agreements entered into and to be performed in California by and between residents of California. In the event that any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any provision hereof which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

               7.4 Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.



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                                    EXHIBIT A

                               LIST OF PURCHASERS



Vertex Technology Fund Pte. Ltd.